FORM 61

QUARTERLY REPORT

Incorporated as part of:		Schedule A
	X	Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER      TERYL RESOURCES CORP.

ISSUER’S ADDRESS      185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER      (604) 278-5996

CONTACT PERSON      JOHN ROBERTSON

CONTACT’S POSITION      PRESIDENT

CONTACT’S TELEPHONE NUMBER      (604) 278-5996

FOR QUARTER ENDED      MAY 31, 1999

DATE OF REPORT      OCTOBER 7, 1999

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“JOHN ROBERTSON”	99/10/12
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

“BRIAN CHERRY”	99/10/12
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

SCHEDULE B - 2

TERYL RESOURCES CORP.

SECURITIES ISSUED

DURING THE QUARTER ENDED MAY 31, 1999

DATE OF	TYPE OF	TYPE OF	NUMBER/		TOTAL	TYPE OF
ISSUE	SECURITY	ISSUE	AMOUNT	PRICE	PROCEEDS	CONSIDER.	COMMISSION
		PRIVATE
4/15/1999	COMMON	PLACEMENT	1,760,000	0.15	264,000.00	CASH	NIL

OPTIONS GRANTED

DATE					EXPIRY
GRANTED	NUMBER	TYPE	NAME	PRICE	DATE

3/17/1999	500,000	DIRECTOR	S Robertson	0.15	3/17/2004

3/17/1999	10,000	EMPLOYEE	C. Kelemen	0.15	3/17/2004

SCHEDULE B - 3

TERYL RESOURCES CORP.

AUTHORIZED AND ISSUED SHARE CAPITAL

AS AT MAY 31, 1999

AUTHORIZED SHARE CAPITAL:

		AUTHORIZED	NUMBER
CLASS	PAR VALUE	NUMBER	ISSUED	AMOUNT

COMMON	N.P.V.	30,000,000	22,958,238	5,994,927.00

PREFERRED	$ 1.00	5,000,000	0	0.00

OPTIONS AND WARRANTS OUTSTANDING

			EXERCISE	EXPIRY
	SECURITY	NUMBER	PRICE	DATE
DIRECTOR'S OPTION	COMMON	600,000	$0.17	FEB. 16/00
DIRECTOR'S OPTION	COMMON	75,000	$0.34	AUG. 15/00
SENIOR OFFICER'S	COMMON	50,000	$0.20	FEB. 27/02
SENIOR OFFICER'S	COMMON	50,000	$0.15	NOV. 16/03
SENIOR OFFICER’S	COMMON	50,000	$0.15	NOV. 16/03
DIRECTOR’S	COMMON	500,000	$0.15	MAR. 17/04
EMPLOYEE’S	COMMON	10,000	$0.15	MAR. 17/04
PRIVATE PLACEMENT	COMMON	250,000	$0.20	JUNE 21/99
PRIVATE PLACEMENT	COMMON	300,000	$0.18	DEC. 1/99
PRIVATE PLACEMENT	COMMON	1,760,000	$0.15/0.18	MAR. 22/00/01
		3,645,000

SHARES IN ESCROW OR SUBJECT TO POOLING

NUMBER OF
SHARES
ESCROWED	NIL
POOLED	NIL

LIST OF DIRECTORS

JOHN ROBERTSON
SUSANNE ROBERTSON
BRIAN CHERRY

Schedule C - Management Discussion
                         For the Period Ending May 31, 1999

TERYL RESOURCES CORP. (the “Company”)

On May 28, 1998 the Company announced that Donna M. Moroney was appointed as Corporate Secretary of the Company and Lydia Lowe resigned as a Director.

On June 17, 1998 the Company announced that the 1998 exploration plan and budget on the Gil Claim Joint Venture property in Fairbanks, Alaska was received form Fairbanks Gold Mining, Inc. The 1998 exploration program was budgeted for $ 357,800 US, 20% of which was the Company’s share, being $ 71,600 US. The exploration plan included a 5,000 ‘ drilling program for 15 holes, 1,000 ‘ of trenching and soil sampling. Magnetometer and radiometric geophysical surveys were to be run over the expansions of the grid. Previous drilling in 1994, 1995 and 1997 identified two gold mineralized zones approximately 25' and 70' thick, respectively. The current strike length of mineralization is in excess of 1,000' as defined by drilling. Soil sample results reveal favourable rock types to the southwest along the projected strike length.

On August 17, 1998 the Company announced that the following progress report from Fairbanks Gold Mining, Inc., the Company’s joint venture partner on the Gil Claims Joint Venture:
                       Four drill holes were completed:
                               98-1 390' - assays completed
                               98-2 400' - assays pending
                               98-3 420' - assays pending
                               98-4 400' - assays pending

Five trenches totalling 1,500' were completed. Chip channel samples were being collected. The drilling results encountered gold mineralization on hole #98-1 from 45' to 205' with an average value of 0.09 ounces gold per ton over a 160' intersection and from 235' to 280' an average of 0.04 ounces gold per ton over a 45' intersection. This hold bottomed in 5' of 0.2 ounces gold per ton at 390'. The exploration plan called for a 5,000 foot reverse circulation drilling program for 15 holes, including trenching and sampling, magnetometer and geophysical survey on the targeted area. Previous drilling in 1994, 1995 and 1997 have identified two gold mineralization zones approximately 25' and 70' thick, respectively.

On October 5, 1998 the Company announced that a Phase II budget on the Gil Claims Joint Venture was received from Fairbanks Gold Mining, Inc. The budget was increased from $ 357,000 US to $ 500,000 US for the 1998 program. The additional work included:
                               - expand the grid along the trend of mineralization
                               - perform bombardier auger soil sampling on the grid expansion
                               - extend known strike length of mineralization with continued surface trenching and chip channel sampling
                               - additional RVC drilling footage in anomalous areas defined by soil sampling and surface trenching

A total of 23 drill holes and eight trenches were completed. Continued drilling, trenching, mapping and chip channel sampling program was recommended by Fairbanks Gold Mining, Inc.

On October 19, 1998 the Company announced that it had entered into a joint venture option agreement with

Kinross Gold Corporation (“Kinross”) on the West Ridge Claims, located in the Fairbanks Gold mining district, Alaska. The terms and conditions of the joint venture option agreement allow Kinross to vest in the joint venture as follows:

Kinross is to expend $ 1,500,000 US over a five year period.
Kinross is to make payments of $ 285,000 US over a five year period to Teryl, Inc., the US subsidiary of the Company and thereafter payments of $ 200,000 US annually as advance royalty payments.

Upon completion of the $ 1.5 million US expenditure program and $ 285,000 US payment schedule, Kinross will earn a 70% interest and the Company shall retain a 30% interest in the West Ridge Claims. The West Ridge Claims consist of 53 units which are 100% owned by Teryl, Inc. The claims are adjacent to the True North deposit, which is reported to contain 1.3 million ounces gold, and to the Fort Knox Gold deposit, which is reported to contain 3 million ounces gold at a value of 0.03 ounces gold per ton.

On November 16, 1998 the Company announced that a stock option to an officer was renegotiated to be increased from 25,000 shares to 50,000 shares, exercisable at a price of $ 0.15 per share on or before September 16, 2003. The Company also granted an incentive stock option to another officer to purchase up to 50,000 common shares at a price of $ 0.15 per share, exercisable on or before November 16, 2003.

On December 7, 1998 the Company announced that the 1998 drilling and exploration program was completed with Fairbanks Gold, Inc. (owned by Kinross Gold Inc.), the Company’s joint venture partner. A total of 33 drill holes and 8 trenches were completed.

On December 29, 1998 the Company announced that the 1998 progress report was received from Fairbanks Gold, Inc. The 1998 Gil joint venture season began on May 11, 1998 and ended November 21, 1998. The work consisted of 64,000 feet of grid expansion collecting 260 soil samples, mapping and sampling of eight trenches totalling 3,190', a 29 hole 10,004 feet of RVC drilling and 4 hole 3,238 feet of core drilling program. 20 of the 29 drill holes intersected significant gold mineralization in the “Main Gil” zone. The strike length of mineralization is in excess of 2,500 feet. Mineralization is primarily stratabound within a metamorphic package and is hosted in two or possibly three calc silicate horizons. Trench and core assays confirm grades indicated by RVC drilling. Soil sampling revealed several new areas with anomalous gold values over a 2 mile long and 1 mile wide mineralized trench composed of intermittent groups of 100 ppb gold anomalies. The largest is the “North Gil” anomaly which is approximately 1,100 feet north of the “Main Gil” resource. The new anomaly, “North Gil”, was drilled by both RVC and core rigs. Four of the five holes encountered significant mineralization at depths less than 425 feet. The core drill hole 98-33 was to determine the extent of gold mineralization in the “North Gil” gold anomaly. Significant gold mineralization was intersected from 95' to 110' (15‘ total) at a value of 0.122 ounces of gold per ton; 250' to 325' (75' total) at a value of 0.043 ounces of gold per ton and 20 feet of 0.029 ounces of gold from 385' to 405'. Hole C98-31 was designed to test and expand the presence and extent of gold mineralization in the “North Gil” anomaly. Gold mineralization, associated with quartz veining was intersected from 115' to 180' (65' total) at a value of 0.041 ounces of gold per ton.

On January 15, 1999 the Company announced the results of an exploration update on the Gil claims issued by the Company’s joint venture partner, Kinross Gold Corporation as follows. A total of $500,000.00 US was spent in 1998 on the Gil claims resulting in 33 drill holes completed, and eight trenches were dug and sampled. The soil sampling to date has outlined a two-mile long, and one-mile wide mineralized trend. Based on the drilling completed to date the resource calculations are 10,700,000 tons at an average grade of 0.042 ounces of gold per ton, of which 6,520,000 tons are indicated and 4,180,000 tons are inferred.

By News Releases dated February 11, 1999 and March 2, 1999 the Company announced that it had arranged a private placement of an aggregate of 2,000,000 units in the capital stock of the Company to various investors at a price of $0.15 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant (the “Warrant”). Each warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.15, if exercised during the first year, or at a price of $0.18 per share, if exercised during the second year. The 300,000 common shares issued as part of the units upon conversion of the Warrants are subject to a 12 month hold period from the date of payment for the units. The $45,000.00 net private placement proceeds received by the Company were to be used for exploration costs for the Gil claim joint venture, working capital and accounts payable. By News Release dated April 19th, 1999 the Company announced that the private placement had completed and a total of 2,000,000 units had been issued.

On March 2, 1999 the Company announced that a $998,300 US drilling and exploration program was to commence on the Gil claims joint venture Fairbanks, Alaska prospect, consisting of 17,000 feet of core and RC drilling. According to the Company’s joint venture partner, Kinross Gold, the goal was to expand the resource to 1,000,000 ounces of gold. Based on the drilling completed to date the resource calculations are 10,700,000 tons at an average grade of 0.042 ounces of gold per ton, of which 6,520,000 tons are indicated and 4,180,000 tons are inferred.

On March 16, 1999 the Company announced that Kinross Gold, the Company’s joint venture partner, prepared a progress report in December 1998 setting out the results of the 1998 drill program, together with an update on March 15th, 1999 with the following results. The polygonal resource calculation performed on 11/20/98 estimates: an indicated resource of 6.5 million tons with an average grade of 0.042 ounces per ton (opt) totalling 271,000 ounces of gold and an inferred resource of 4.2 million tons with an average grade of 0.039 opt totalling 162,000 ounces. The combined mineral resource estimate is 10.7 million tons with an average grade of 0.04 opt totalling 433,000 ounces. The following is a brief discussion of the resource calculation. The calculation is a polygonal geologic resource estimate based on drill hole assay results received as of 11/20/98. “Indicated resource” includes portions of polygons within 100 feet radius of the drill hole. “Inferred resource” includes portions of polygons greater than 100 feet from the drill hole. This resource calculation used a tonnage factor of 11.5 cu ft/ton (based on limited density measurements on samples from trenches) and an arbitrary cutoff grade of 0.01 troy ounces per ton. No economic or engineering parameters were considered for this preliminary calculation. Geologic interpretation was used only to define the southern limit of mineralization.

On March 17th, 1999 the Company announced that it had granted incentive stock options to directors and employees to purchase up to 535,000 common shares at a price of $0.15 per share, exercisable for a period of five years from the date of granting, being March 16th, 2004.

On May 10th, 1999 the Company issued a progress report from Kinross Gold on the first phase of drilling on the joint venture Gil claim gold prospect in Fairbanks, Alaska as follows. A $998,000.00 US 1999 drilling and exploration program budget had commenced on the Gil claim joint venture consisting of 17,000 feet of core and RC drilling to be completed in 1999. Nine reverse circulation drill holes were completed for a total of 4,038 feet and five diamond drill holes were completed totalling 3,119 feet. Potentially economic values are as follows:

NORTH GIL DRILL RESULT
Hole #	Interval	Au (opt)
98-31 98-31 98-31	115' - 180 ‘ 560' - 595' 815' - 835'	65' of 0.041 35’ of 0.021 20' of 0.017
98-33 98-33 98-33 98-33 98-33	35' - 50' 95' - 110' 255' - 330' 385' - 405' 445' - 450'	15' of 0.028 15' of 0.122 75' of 0.043 20' of 0.029 5' of 0.13
98-20 98-20	305' - 315' 370' - 385'	10' of 0.055 15' of 0.039
98-21 98-21	25' - 60' 115' - 130'	35' of 0.039 15' of 0.37
99-104 99-104 99-104 99-104	20' - 30' 65' - 90' 180' - 190' 290' - 305'	10' of 0.053 25' of 0.072 10' of 0.094 15' of 0.031

NORTH GIL DRILL RESULT (Cont’d)
Hole #	Interval	Au (opt)
99-107 99-107 99-107 99-107	65' - 105' 145' - 165' 230' - 245' 395' - 410'	40' of 0.048 20' of 0.043 15' of 0.04 15' of 0.03
99-108	160' - 175'	15' of 0.26
99-109 99-109 99-109	255' - 280' 300' - 310' 390' - 420'	25' of 0.034 10' of 0.042 35' of 0.043
99-111 99-111 99-111 99-111	25' - 70' 100' - 125' 180' - 190' 365' - 375'	45' of 0.033 25' of 0.036 10' of 0.06 10' of 0.049
99-112	15' - 30'	15' of 0.046
99-115 99-115	35' - 50' 140' - 165'	15' of 0.057 25' of 0.058

MAIN GIL DRILL RESULT
Hole #	Interval	Au (opt)
99-103 99-103 99-103 99-103 99-103	5' - 15' 135' - 150' 295' - 325' 380' - 395' 420' - 430'	10' of 0.447 15' of 0.22 30' of 0.036 15' of 0.039 10' of 0.147
99-105 99-105 99-105 99-105 99-105	180' - 190' 275' - 285' 380' - 390' 525' - 560' 575' - 615'	10' of 0.228 10' of 0.034 10' of 0.09 35' of 0.054 40' of 0.068
99-106 99-106	65' - 85' 260' - 390'	20' of 0.043 130' of 0.036

Holes #99 - 102;99 - 110; 99 - 113; 99 - 114 - intercepted low grade mineralization and alteration in the North Gil Zone.

On October 1st, 1999 the Company announced that a joint venture mineral agreement was completed on the Westridge claims located in the Fairbanks Gold mining district with Kinross Gold Corporation and the Company’s subsidiary, Teryl, Inc. The terms and conditions of the option agreement allowing Kinross to vest in the joint venture include:

  Kinross Gold to expend $1,500,000.00 US funds over a five-year period.
  Kinross Gold to make payments of $285,000.00 US over the five-year period to Teryl, Inc., including $1,000,000.00 US in advanced royalty payments over five annual payments of $200,000.00 US.

Upon completion of the expenditure program for $1,500,000.00 US and completion of the annual payments Kinross Gold will earn a 70% interest and Teryl, Inc. will retain a 30% interest in the Westridge Claims.

The Westridge Claims consist of 53 units which are 100% owned by Teryl, Inc. The claims are adjacent to the True North Gold deposit which is reported to contain 1.3 million ounces of gold and to the producing Fort Knox Gold deposit which is reported to contain 4,100,000 ounces of gold at a value of 0.03 ounces of gold per ton.